NOW WE'RE TAKING BTV TO THE NEXT LEVEL 📈

The Short Term Plan

- This Pre-Seed+ raise will allow us to hit our next user milestones and revenue targets - an additional $100,000 in revenue and 125,000 new users by June 2025.

The Long Term Plan

- In Q1 of 2025, we will start to raise a 7-figure Seed round, allowing us to grow the team, add new features, and expand internationally - while further strengthening our userbase and monetization strategies.

IT COULDN'T BE EASIER TO INVEST ✅

We're Doing Our Equity Crowdfund Through Wefunder

Wefunder is kind of like "Kickstarter for investing." Unlike Kickstarter, you are not buying a product or donating to an artist. Instead, you are **investing in a business,** hoping to earn a return on your investment. If the business does well in the long term, you could make money. If it doesn't do well, you might lose your investment. Either way, you join a community of other investors who seek to help the startup succeed.

The Minimum Required to Be a Part-Owner of BTV is $100

We have always believed that our users are our greatest strength, which is why we welcome investments big & small. For as little as $100, you can have a vested interest in our company's success!


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Our founding team has the talent & vision to take Bracketology to the next level. Invest & come along for the ride!

INVEST IN BTV